
C Zone
6038000m
ML-18 & 19
N
C-20
C-21
ML-A1-15
ML-A1-14
6037500m
ML-A1-13
ML-A1-12
ML-A1-08
ML-A1-09
0.100% U3O8 / 5.23m
Area 1
ML-A1-01
ML-A1-02
ML-A1-03
ML-A1-10
0.078% U3O8 / 11.02m
ML-A1-04
ML-A1-11
ML-A1-06
ML-A1-07
ML-A1-05
6037000m
Map
Area
-200
0
200
400
Meters
Camp
6036500m
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake
CXX - TSX.V
Drill Plan - Area 1
with Calculated Vertical Gradient
Drawn: DIGEOS
NTS: 13 K
Map
Scale: 1:10,000
DATUM NAD27
Date: Sep 2006
630500m
631000m
631500m